EXHIBIT 99.1

For Immediate Release	Date: July 30, 2018
18-31-TR

Teck Announces Cash Tender Offers
Vancouver, B.C. -- Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced that it has commenced cash tender offers (the "Tender Offers") to purchase up to U.S.$1,000,000,000 aggregate principal amount (subject to increase by Teck, the "Aggregate Maximum Tender Amount") of the following series of notes (the “Notes”) issued by Teck:

				Dollars per U.S.$1,000 Principal Amount of Notes
Title of Notes	CUSIP Number	Aggregate Principal Amount Outstanding (U.S.$)	Acceptance Priority Level	Tender Offer Consideration (U.S.$)	Early Tender Premium (U.S.$)	Total Consideration(1) (U.S.$)
4.750% Notes due 2022	878742AV7	$672,769,000	1	$1,010.00	$20	$1,030.00
3.750% Notes due 2023	878742AY1	$646,393,000	2	$970.00	$20	$990.00
4.500% Notes due 2021	878742AT2	$219,533,000	3	$997.50	$20	$1,017.50
8.500% Notes due 2024	878742BC8; C87392AE3	$600,000,000	4	$1,085.00	$20	$1,105.00
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(1) Includes the Early Tender Premium.

The terms and conditions of the Tender Offers are described in an Offer to Purchase dated July 30, 2018 (the "Offer to Purchase"), and the related Letter of Transmittal. Teck reserves the right, but is under no obligation, to increase the Aggregate Maximum Tender Amount without extending withdrawal rights except as required by law. The amounts of each series of Notes to be purchased may be prorated as set forth in the Offer to Purchase.

The Tender Offers will expire at 12:00 midnight, New York City time, at the end of the day on August 24, 2018, unless extended or earlier terminated by Teck (the "Expiration Date"). No tenders submitted after the Expiration Date will be valid. Subject to the terms and conditions of the Tender Offers, the consideration for each U.S.$1,000 principal amount of Notes validly tendered (and not validly withdrawn) and accepted for purchase pursuant to the Tender Offers will be the tender offer consideration for such series of Notes set forth in the table above (with respect to each series of Notes, the "Tender Offer Consideration"). Holders of Notes that are validly tendered (and not validly withdrawn) at or prior to 5:00 p.m., New York City time, on August 10, 2018 (such date and time, as it may be extended, the "Early Tender Date") and accepted for purchase pursuant to the Tender Offers will receive the applicable Total Consideration for such series (as set out in the table above), which includes the early tender premium for such series of Notes set forth in the table above (with respect to each series of Notes, the "Early Tender Premium"). Holders of Notes tendering their Notes after the Early Tender Date will only be eligible to receive the Tender Offer Consideration, which is the Total Consideration less the Early Tender Premium.

Tendered Notes may be withdrawn from the Tender Offers at or prior to 5:00 p.m., New York City time, on August 10, 2018, unless extended by Teck (such date and time, as it may be extended, the "Withdrawal Deadline"). Holders of Notes who tender their Notes after the Withdrawal Date, but prior to the Expiration Date, may not withdraw their tendered Notes.

All holders of Notes accepted for purchase pursuant to the Tender Offers will receive the applicable consideration set forth in the table above, plus accrued and unpaid interest on such Notes from the last interest payment date with respect to those Notes to, but not including, the applicable settlement date.

Acceptance for tenders of any Notes may be subject to proration if the aggregate principal amount for any series of Notes validly tendered and not validly withdrawn would cause the Aggregate Maximum Tender Amount to be exceeded. Furthermore, if the Tender Offers are fully subscribed as of the Early Tender Date, holders who validly tender Notes after the Early Tender Date will not have any of their Notes accepted for purchase.

The consummation of the Tender Offers is not conditional upon any minimum amount of Notes being tendered. However, the Tender Offers are subject to, and conditional upon, the satisfaction or waiver of certain conditions described in the Offer to Purchase.

Citigroup Global Markets Inc., J.P. Morgan Securities LLC and RBC Capital Markets, LLC are the dealer managers in the Tender Offers. BMO Capital Markets Corp. and SMBC Nikko Securities America, Inc. are co-managers. Global Bondholder Services Corporation has been retained to serve as the depositary and information agent for the Tender Offers. Persons with questions regarding the Tender Offers should contact Citigroup Global Markets Inc. at (toll-free) (800) 558-3745 or (collect) (212) 723-6106, J.P. Morgan Securities LLC at (toll-free) (866) 834-4666 or (collect) (212) 834-3424 or RBC Capital Markets, LLC at (toll-free) (877) 381-2099 or (collect) (212) 618-7843. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and other related materials should be directed to Global Bondholder Services Corporation at (toll-free) (866) 807-2200 or (collect) (212) 430-3774.

None of Teck, its board of directors, the dealer managers, the co-managers, the depositary or information agent, the trustee with respect to the Notes or any of Teck's or their respective affiliates, makes any recommendation as to whether holders of the Notes should tender any Notes in response to the Tender Offers.

This news release is not an offer to purchase or a solicitation of an offer to sell with respect to any Notes. The Tender Offers are made only by the Offer to Purchase and related Letter of Transmittal. The Tender

Offers are not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the Tender Offers are required to be made by a licensed broker or dealer, the Tender Offers will be deemed to be made on behalf of Teck by the dealer managers, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

Forward Looking Statements
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements include: statements regarding the terms and timing for completion of the Tender Offers, including the acceptance for purchase of any Notes validly tendered and the expected Early Tender Date, Expiration Date and settlement dates thereof; the potential increase to the Aggregate Maximum Tender Amount; and the satisfaction or waiver of certain conditions of the Tender Offers.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that may cause actual results to vary include, but are not limited to, conditions in financial markets, investor response to the Tender Offers, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Readers are cautioned against unduly relying on forward-looking statements. Forward-looking statements are made as of the date of the relevant document and, except as required by law, Teck undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise.

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

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